

June 15, 2015

<u>Via E- Mail</u>
Jeremy Curnock Cook
Interim Chief Executive Officer
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, VA 23060

      Re: **Schedule 13E-3 filed by AmpliPhi Biosciences Corporation**
              Filed June 2, 2015
              File No. 005-44887

              AmpliPhi Biosciences Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed May 15, 2015
              File No. 000-23930

Dear Mr. Cook:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. Please include the legend required by Rule 13e-3(e)(1)(iii).

2. In response to disclosure requirements required by SC 13E-3, please revise the proxy statement to include information as of the most reasonable practicable date or completed fiscal quarter ended March 31, 2015, as appropriate. For example, please update the information required by Items 2 and 13 of SC 13E-3.

Item 3. Identity and Background of Filing Person, page 3

3. Please provide the information required by Instruction C to Schedule 13E-3, including the information required by Item 1003(c) of Regulation M-A as to any natural person specified in Instruction C to the schedule.

Item 13. Financial Statements, page 7

4. Please refer to comment 2, above and include the information required by Regulation M-A as of the most recent quarterly report filed.

5. It appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise to include summary financial statements and other applicable financial information required by Item 1010(c)(1) through (6).

Schedule 14A

General

6. Consistent with Rule 13e-3(e)(1)(ii), please revise to include a Special Factors section prominently at the front of the disclosure document and include the information required by Items 7,8 and 9 of SC 13E-3.

7. Please include a Summary Term Sheet. Refer generally to Item 1 of SC 13E-3 and corresponding Item 1001 of Regulation M-A.

General Information…, page 7

8. Please include a question and answer that references the potential going-private effect associated with approval of the reverse stock split proposal. Please disclose the ratio, if any, at which a going private effect would not be triggered. If all of the contemplated ratios could result in a going private effect, revise to clearly state this fact.

Proposal No. 4, page 27

9. In an appropriate place in your discussion on page 27, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board of Directors, affiliates and/or advisors regarding the proposal to extend your Board's authorization to effect a reverse stock split of your common shares, including:

- the range of ratios considered to effectuate a reverse stock split;
- advantages and disadvantages discussed, including the consideration given to the impact on liquidity and the number of recordholders following a reverse stock split; and
- alternatives to a reverse stock split that could also accomplish the company's stated goals of increasing the minimum market price to above $3.00.

Refer generally to Item 1013 of Regulation M-A and instructions thereto.

10. We note disclosure that you do not anticipate the number of recordholders to be reduced significantly following the effectuation of the reverse stock split. Please clarify the ratios that would result in recordholders falling to below 300 and the consequences associated therewith.

11. Clarify, if true, that although it is not the intent of the parties, the reverse split transaction could trigger application of Rule 13e-3. Also, please clarify your plans should recordholders fall below 300 as a result of effecting the reverse stock split. Disclose, for example, whether the company will continue to file periodic reports even if it became eligible to deregister under the Exchange Act.

12. Please revise your disclosure throughout to include the procedural and substantive fairness discussion with respect to unaffiliated securityholders, which is required by Item 1014 of Regulation M-A. Please note that the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the Company´s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, we note the absence of such disclosure in the Schedule 13E-3 and the preliminary proxy statement.

13. Please revise your disclosure to affirmatively state, after making reasonable inquiry, whether you know how any of your executive officers, directors or affiliates currently intends to vote subject securities, including any securities for which the person has proxy authority. Refer to Item 1012(d) of Regulation M-A, including the instructions, thereto.

Purpose and Background of the Reverse Stock Split, page 28

14. Please revise to provide the disclosure required by Item 7 of SC 13E-3 and corresponding Item 1013 of Regulation M-A.

Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares, page 29

15. Please revise to disclose the information regarding expenses as required by Item 1007(c) of Regulation M-A.

No Dissenters Rights, page 32

16. We note your statement that shareholders are not entitled to appraisal rights under applicable state law. If applicable, please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A.

Required Approval, page 32

17. Please revise your disclosure on page 32 under the caption "Required Approval" to specifically state that the approval of at least a majority of unaffiliated security holders is not required. Refer to Item 1014(c) of Regulation M-A.

18. Your disclosure states on page 32 that "[t]he Board recommends a vote FOR authorization of the reverse stock split at a ratio at least one-for-five and up to one-for-fifty." The preliminary proxy statement does not contain, however, disclosure whether or not the Rule 13e-3 transaction was approved by a majority of your directors who are not employed by you. Refer to Item 1014(e) of Regulation M-A.

Executive Compensation, page 37

19. Please disclose the cash payment you expect each director and officer to receive as a result of the reverse stock split based on their current share ownership, individually, and in the aggregate.

Form of Proxy Card

20. Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staff Attorney Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-Mail
        Stephen Thau, Esq.
        Morrison & Foerster LLP